Exhibit 5-b

November 12, 2019

BY ELECTRONIC MAIL

Mrs. Karen A. Balistreri

Rockwell Automation, Inc.

1201 S. 2nd Street E7-F19

Milwaukee, WI 53204 USA

Re:     Rockwell Automation 1165(e) Plan

Dear Mrs. Balistreri:

This letter is in response to your inquiry as to whether: (i) the Rockwell Automation 1165(e) Plan (the “Plan”) is exempt from taxation under the Puerto Rico Internal Revenue Code of 2011, as amended (the “PR-Code”) and (ii) the Plan complies with Section 1022(i)(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

By letter dated February 11, 2010, the Puerto Rico Treasury Department (the “Treasury Department”) determined that the Plan was qualified under Section 1165 of the Puerto Rico Internal Revenue Code of 1994, as amended (the “1994 PR-Code”) effective as of January 1, 2009, date in which the Plan was originally effective and offered to Puerto Rico participants.

By letters dated July 6, 2011 and August 17, 2016, the Treasury Department informed that there were no objections from their part on all three amendments to the Plan executed after its effective date. Particularly, the third amendment to the Plan was executed for purposes of the Plan to comply with the requirements of Section 1081.01 of the PR-Code to be effective January 1, 2011.

Moreover, by document executed August 9, 2018, Rockwell Automation, Inc. (the “Company”) issued the fourth amendment to the Plan which needs to be submitted to the Treasury Department for approval based on the provisions of the Treasury Department’s Circular Letter of Tax Policy No. 16-08. The Treasury Department may require that the Company make some modifications to the Plan in order to grant its approval, but we do not expect any material modifications to be requested by the Treasury Department. The Company has informed us that it intends to incorporate any potential modifications as the Treasury Department may require as long as such requirements do not materially affect the Plan.

Based upon the foregoing statements of the Company and our review of the provisions of the Plan, we understand that the Treasury Department will not present an objection to the fourth amendment to the Plan.

The continuous qualification of the Plan will be subject to the customary condition that continued compliance of the Plan will depend upon the Plan provisions’ effect in operation, and subject to any caveats for Plan provisions on which the Treasury Department is not then issuing determination letters.

As you know, a determination letter covers only the proposed benefits to be provided to employees under the Plan document (i.e., the form of the Plan), and not the qualification of the Plan in operation. Qualification depends not only upon the Plan document, but also upon the actual operation and administration of the Plan. The opinion set forth herein relates only to the Treasury Department’s issuance of a favorable determination letter on the Plan document. We render no opinion with respect to whether the Plan could qualify in operation.

We render this opinion for the sole and unique purpose of establishing that if the Plan obtains a favorable determination letter from the Treasury Department and also complies with all pertinent provisions on an operational basis, no tax event will take place in Puerto Rico on the principal amount contributed by the employee and employer as well as on any accretion earned therein until its eventual distribution.

Pursuant to Section 1081.01 of the PR-Code, an organization described under Section 1081.01(a) of the PR-Code shall be exempt from Puerto Rico taxation. In this connection, Section 1022(i)(1) of ERISA provides that for purposes of Section 501(a) of the United States Internal Revenue Code of 1986, as amended (the “IRC”), a trust forming part of a plan which is tax exempt under the PR-Code (i.e., satisfies the requirements of PR-Code Section 1081.01(a)) and which is exclusively for the benefit of participants who are residents of Puerto Rico, as defined in Section 1022(i)(1) of ERISA and its enabling regulations (the “Regulations”), shall be treated as an organization described under Section 401(a) of the IRC for purposes of Section 501(a) of the IRC.

It has been represented to us by the Company that all of the participants of the Plan are residents of Puerto Rico as defined by Section 1022(i)(1) of ERISA and its Regulations. Assuming qualification of the Plan under PR-Code Section 1081.01, and that the Company complies with the residency requirement for the Plan participants as required by Section 1022(i)(1) of ERISA and its Regulations, it is our position that the Plan is in compliance with Section 1022(i)(1) of ERISA and, therefore, exempt from taxation under Section 501(a) of the IRC.

This opinion establishes our conclusions based on the completeness and accuracy of the above-stated facts and any assumptions that were included. If any of the above facts and/or assumptions is not entirely complete or accurate, it is important that the Company inform us immediately as to the inaccuracy or incompleteness we could have with respect to this information could have an effect on the validity of our opinion.

Should you have any questions, please feel free to contact the undersigned.

Sincerely,

/s/ José E. Villamarzo Santiago

José E. Villamarzo Santiago

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